UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2010

Commission file number
001-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Exact Name of the Registrant as Specified in the Charter)

United Mexican States
(Jurisdiction of Incorporation or Organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F   X  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes__ No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   )

TABLE OF CONTENTS

Page
Certain Information with Respect to Coca-Cola FEMSA, S.A.B. de C.V.	1
Index to Unaudited Condensed Consolidated Interim Financial Statements	F-1

In connection with a proposed offering of notes, Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or as also used in this Report on Form 6-K, “our company,” “we,” “us” and “our”) anticipates disclosing to prospective purchasers certain information that has not been previously publicly reported. The notes have not been registered under the U.S. Securities Act of 1933, as amended (the  “Securities Act”), or the securities laws of any other jurisdiction, and are being offered only (1) to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and (2) outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.  Coca-Cola FEMSA has elected to provide this information in this Report on Form 6-K for informational purposes.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the nine-months period ended September 30, 2009.

The information in this report updates information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No.1-12260), filed with the Securities and Exchange Commission on June 30, 2009.

The disclosures set forth below should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2008, which we refer to as the 2008 Form 20-F.

SUMMARY

Our Business

We are the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume for the nine months ended September 30, 2009.  Based on sales volume, we represent approximately 10% of The Coca-Cola Company’s worldwide volume and approximately 35% of its volume in Latin America.  We are the largest Coca-Cola bottler in Mexico, representing approximately 40% of sales of Coca-Cola trademark beverages in the country.

Over the past five years, our business portfolio has changed significantly from a Mexican-centric approach to a company with operations in nine countries across Latin America.  We have built a strong, balanced, multinational company, and in the process we have evolved from being a volume-driven organization to a revenue-growth focused company, supported by the business model we share with our partner, The Coca-Cola Company, and our advanced revenue-management and multi-segmentation strategies.

We believe that our profitability compares favorably with that of most international bottling peers and that it is driven by constant innovation of our beverage portfolio with the objective of extracting greater value from the markets and adapting to the consumer’s changing preferences, as well as the application of market-leading practices in the execution at the point of sale. For the nine months ended in September 2009, our operating margin in our three divisions — Mexico, Latincentro and Mercosur —  was 18.0%, 12.6% and 14.0%, respectively.

Our company has a large geographic footprint in Latin America.  While our corporate headquarters are in Mexico City, we have established divisional headquarters in the following three regions:

•
Mexico — headquarters in Mexico City, covering a substantial portion of central Mexico (including Mexico City and the states of Michoacán, and Guanajuato) and southeast Mexico (including the states of Veracruz, Puebla, Oaxaca, Tabasco and Chiapas).  Mexico accounted for 52% and 38% of volume and revenues, respectively, as of the first nine months of 2009.

•
Latincentro — headquarters in San José, Costa Rica, covering territories in Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country) and Venezuela (nationwide).  Our Latincentro division accounted for 24% and 36% of volume and revenues, respectively as of the first nine months of 2009.

•
Mercosur — headquarters in São Paulo, Brazil, covering territories in Brazil (the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Minas Gerais and part of the state of Goiás) and Argentina (Buenos Aires and surrounding areas).  Our Mercosur division accounted for 24% and 26% of volume and revenues, respectively, as of the first nine months of 2009.

Our geographic footprint allows us to cover a combined population of approximately 200 million people through more than 1.5 million retailers that we serve frequently.  We benefit from economies of scale from operating in the largest and most densely populated cities of Latin America.  By using our know-how and capabilities at the point of sale, we believe that we have been able to increase annual per capita consumption of sparkling beverages in the territories in which we operate from 208 eight-ounce servings in 2004 to 232 eight-ounce servings in the twelve months ended September 2009, based on our own estimates.  We believe there is market potential to continue to increase per capita consumption even in territories with high sparkling beverage consumption.

The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our sparkling beverages as of September 30, 2009:

Central America (Guatemala, Nicaragua, Costa Rica and Panama)
Population: 18.8 million
Retailers: 102 thousand
Sparkling beverages per capita consumption: 149 eight-ounce servings
Mexico
Population: 50.6 million
Retailers: 611.9 thousand
Sparkling beverages per capita consumption: 419 eight-ounce servings
Venezuela
Population: 27.9 million
Retailers: 159.3 thousand
Sparkling beverages per capita consumption: 169 eight-ounce servings
Colombia
Population: 46.7 million
Retailers: 365.6 thousand
Sparkling beverages per capita consumption: 88 eight-ounce servings
Brazil
Population: 44.2 million
Retailers: 197.1 thousand
Sparkling beverages per capita consumption: 208 eight-ounce servings
Argentina
Population: 11.3 million
Retailers: 81.8 thousand
Sparkling beverages per capita consumption: 370 eight-ounce servings

Our Products

We produce, market and distribute Coca-Cola trademark beverages and brands licensed from Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”).   The Coca-Cola trademark beverages include:  sparkling beverages (colas and other flavored sparkling beverages), waters and still beverages (juice drinks, teas, isotonics and other beverages).

Our ability to expand our product portfolio with different beverage categories – from juices and nectars to orangeades and vitamin water – and reinforce our existing categories with new products such as isotonics and energy drinks has helped us to become the most integrated beverage player in the industry, considered number one in the sparkling and still beverages category in terms of sales volume in our territories.  Our proven capacity to proactively develop and manage an increasingly complex multi-category portfolio of beverages highlights our organization’s flexibility to adapt to our markets’ and our consumers’ evolving needs.

The following chart shows our sales volume per category and country for the nine months ended September 30, 2009:

Volume information for Nine Months Ended September 30, 2009

	Sparkling	Water(1)	Bulk Water(2)	Still(3)	Total
	(millions of unit cases)
Mexico	670.5	39.8	164.8	47.9	923.0
Central America	86.1	4.4	0.2	8.6	99.3
Colombia	125.0	13.1	13.1	12.6	163.8
Venezuela	150.2	6.4	1.9	5.3	163.8
Latincentro	361.3	23.9	15.2	26.5	426.9
Brazil	270.6	13.9	1.6	9.7	295.8
Argentina	121.7	1.2	0.5	7.7	131.1
Mercosur	392.3	15.1	2.1	17.4	426.9
Total	1,424.1	78.8	182.1	91.8	1,776.8
                ___________
(1)             Excludes water presentations larger than 5.0 liters.
(2)             Bulk water refers to still bottled water in 5.0, 19.0 and 20.0 liter packaging presentations.
(3)             Still beverages include flavored water.

Out of the more than 90 brands of beverages that we sell and distribute, our most important product brand, Coca-Cola together with its line extensions, Coca-Cola light, Coca-Cola Zero and Coca-Cola light caffeine free, accounted for 61.0% of total sales volume during the first nine months of 2009.  Our next largest brands, Ciel (a water brand in Mexico), Fanta, Sprite, ValleFrut and Hit, accounted for 11.2%, 5.8%, 2.6%, 1.5% and 1.2%, respectively, of total sales volume in the first nine months of 2009.

The cooperation framework with our partner, The Coca-Cola Company, for still beverages, has generated an important avenue of growth for this category and has increased our position in Latin America’s fast-growing, underdeveloped juice-based beverage market.  The products from the Jugos del Valle line of business accounted for 3.1% of total sales volume in the first nine months of 2009 compared to 1.3% in the same period in 2008.  Through this joint venture with The Coca-Cola Company and other Mexican bottlers, we not only built a strong position in Mexico’s juice-based beverage market in a very short period of time, but also opened up new avenues of growth through the sale of innovative products across the still beverage category in Latin America.  For the first nine months of 2009 our still beverages portfolio, including water in single-serve presentations, accounted for approximately 10% of our total sales volume.

Business Strategy

Our goal is to maximize growth and profitability to create value for our shareholders.  Our efforts to achieve this goal are based on:  (1) implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through different distribution channels; (3) driving product innovation along our different product categories and (4) achieving operational efficiencies throughout our company.  To achieve these goals, we intend to continue to focus our efforts on, among other initiatives, the following:

•
working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing our products;

•	developing and expanding our still beverage portfolio through strategic acquisitions and by entering into joint ventures with The Coca-Cola Company;

•	expanding our bottled water strategy, in conjunction with The Coca-Cola Company through innovation and selective acquisitions to maximize its profitability across our market territories;

•
strengthening our selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to our clients and help them satisfy the beverage needs of consumers;

•	implementing selective packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand;

•	replicating our best practices throughout the value chain;

•	rationalizing and adapting our organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	committing to building a multi-cultural collaborative team, from top to bottom; and

•	broadening our geographical footprint through organic growth and strategic acquisitions.

We seek to increase per capita consumption of our products in the territories in which we operate.  To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and distribution channels.  We continue to develop our product portfolio to better meet market demand and maintain our overall profitability.  To stimulate and respond to consumer demand, we continue to introduce new products and new presentations.  We also seek to increase placement of coolers, including promotional displays, in retail outlets to showcase and promote our products.  In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies.

We also continuously seek to increase productivity in our facilities through infrastructure and process reengineering for improved asset utilization.  Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems.  We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for our products.

Finally, we focus on management quality as a key element of our growth strategy and remain committed to fostering the development of quality management at all levels.  Both FEMSA and The Coca-Cola Company provide us with managerial experience.  To build upon these skills, we also offer management training programs designed to enhance our executives’ abilities and to provide a forum for exchanging experiences, know-how and talent among an increasing number of multinational executives from our new and existing territories.

Recent Developments

In recent years, we have strengthened our portfolio, not only organically, but also through strategic acquisitions, enabling us to capture significant growth opportunities and help balance and diversify our geographic and product portfolio as well as our sources of cash.

In February 2008, we started to distribute Jugos del Valle brand juice-based beverages in our Mexican operations and gradually incorporated Jugos del Valle’s juice-based products into some of our operations in the Latincentro and Mercosur divisions during the year.

In May 30, 2008, we entered into a transaction with The Coca-Cola Company to acquire its wholly-owned bottling franchise located in the State of Minas Gerais (Refrigerantes Minas Gerais Ltda., or “REMIL”) in Brazil, which expanded our market position in Brazil by more than 30%, and substantially increased the number of consumers that we serve through our balanced portfolio of high quality beverages.  It extended the population we serve by close to 15 million new consumers.

In July 2008, we acquired the Agua De Los Angeles jug water operation in the Valley of Mexico (Mexico City and surrounding areas), which we subsequently merged into our jug water business under the Ciel brand.

In February 2009, we acquired jointly with The Coca-Cola Company the Brisa bottled water business in Colombia, which enabled us to gain a greater presence in Colombia’s water industry and develop a multi-tier water brand strategy for our customers and consumers through our existing distribution system.  Following a transition period, on June 1, 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, we entered into an agreement to develop the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In July 2009, we paid down the senior notes that we had assumed in connection with the acquisition of Panamco in 2003, in an aggregate amount of US$ 265 million.  Also in July 2009, we paid the KOF 03-6 Certificado Bursátil in an aggregate amount of Ps. 500 million.  Both payments were funded with cash from operations.

As part of our environmental protection and sustainability strategies, on December 11, 2009, some of our affiliates, jointly with other third parties, entered into a generation and wind energy supply agreement with a subsidiary of GAMESA Energía, S.A. to supply energy to a plant in Toluca owned by our subsidiary, Propimex, S.A. de C.V.  The plant, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours annually.  We anticipate the supply services will begin during the first half of 2010.

FEMSA and The Coca-Cola Company have amended the shareholders agreement among our main shareholders, and we expect that our by-laws will be amended accordingly. The amendment mainly relates to changes in the voting requirements for decisions on: (i) ordinary operations within an annual business plan and (ii) appointment of the chief executive officer and all officers reporting to the chief executive officer, all of which may be taken by the board of directors by simple majority voting. Also, the amendment provides that payment of dividends, up to an amount equivalent to 20% of the preceding years’ net profits, may be approved by a simple majority of the shareholders. Any extraordinary decision including any new business acquisition, or business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any payment of dividends above 20% of the preceding years’ net profits shall require the approval of a supermajority of the shareholders.
Recent Financial Performance

In the first nine months of 2009, we had total revenues of Ps. 73,358 million, representing an increase of 30.4% as compared to the same period of 2008, while income from operations grew 18.7% to Ps.10,979 million in the same period. In the third quarter of 2009, total revenues reached Ps. 26,007 million, an increase of 31.5% compared to the third quarter of 2008, driven by double-digit increases in every division.  Operating income grew 24.0% to Ps. 3,959 million for the third quarter of 2009, mainly driven by double-digit operating income growth recorded in our Latincentro and Mercosur divisions, and operating margin was 15.2%.  In 2008, we had total revenues of Ps. 82,976 million, representing an increase of 19.8% as compared to 2007 and income from operations grew 19.2% to Ps.13,695 million in the same period. The following charts present an overview of our operations by segment in the first nine months of 2009 and in 2008:

Operations by Segment—Overview
Nine Months Ended September 30, 2009(1)
	Mexico	Latincentro(2)	Venezuela	Mercosur(3)	Consolidated
Total revenues	Ps. 27,471	Ps. 11,480	Ps. 15,776	Ps. 18,631	Ps. 73,358

As a percentage of consolidated total revenues	37.4%	15.7%	21.5%	25.4%	100%

Income from operations	Ps. 4,932	Ps. 2,012	Ps. 1,419	Ps. 2,616	Ps. 10,979

As a percentage of consolidated income from operations	44.9%	18.4%	12.9%	23.8%	100%
___________________
(1)	Expressed in millions of Mexican pesos, except for percentages.
(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(3)	Includes Brazil and Argentina.

Operations by Segment—Overview
Year Ended December 31, 2008(1)
	Mexico	Latincentro(2)	Venezuela	Mercosur(3)	Consolidated
Total revenues	Ps. 33,799	Ps. 12,791	Ps. 15,182	Ps. 21,204	Ps. 82,976

As a percentage of consolidated total revenues	40.7%	15.4%	18.3%	25.6%	100%

Income from operations	Ps. 6,715	Ps. 2,370	Ps. 1,289	Ps. 3,321	Ps. 13,695

As a percentage of consolidated income from operations	49.0%	17.3%	9.5%	24.2%	100%

___________________
(1)	Expressed in millions of Mexican pesos, except for percentages.
(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(3)	Includes Brazil and Argentina.

Our Ownership Structure

As of September 30, 2009,  FEMSA,  a Mexican holding company with interests in the beverages sector and other related businesses indirectly owned Series A Shares equal to 53.7% of our capital stock (63% of our capital stock with full voting rights).  FEMSA owns Oxxo, a Mexican convenience store chain, and FEMSA Cerveza, S.A. de C.V., or “FEMSA Cerveza,” a brewer with operations in Mexico and Brazil.  FEMSA recently announced that it has entered into an agreement to sell FEMSA Cerveza to Heineken Holding N.V. and Heineken N.V.  As of September 30, 2009, The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of our company (37% of our capital stock with full voting rights).  Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of American Depostory Shares, (“ADSs”), on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

How to Reach Us

Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, 01210 México, D.F., México.  Our telephone number at this location is (52-55) 5081-5100.  Our website is www.coca-colafemsa.com.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information as of and for the nine months ended September 30, 2009 and September 30, 2008 has been derived from our unaudited condensed consolidated interim financial statements, including the consolidated balance sheet as of September 30, 2009 and the related consolidated statements of income for the nine months ended September 30, 2009 and 2008.

Effective on June 1, 2008, we began consolidating REMIL in Brazil in accordance with Mexican Financial Reporting Standards, and in July 31, 2008 we began consolidating Agua De Los Angeles in Mexico in accordance with Mexican Financial Reporting Standards.  In February 2009, we acquired the Brisa bottled water business in Colombia.  Following a transition period, on June 1, 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

The summary consolidated financial data set forth below have been derived from our unaudited condensed consolidated interim financial information.  In the opinion of our management, the financial data set forth below includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of consolidated financial condition and results of operations as of the dates and for the periods specified.  Results for the first nine months of 2009 are not necessarily indicative of results to be expected for the full year.

	As of and for the Nine Months Ended September 30,

	2009(1)	2009	2008
	(millions of U.S. dollars)	(millions of Mexican pesos)
		(unaudited)
Income Statement Data:
Mexican Financial Reporting Standards
Net sales	US$ 5,413	Ps. 72,964	Ps. 55,940
Total revenues	5,442	73,358	56,248
Cost of goods sold	2,903	39,128	29,349
Gross profit	2,539	34,230	26,899
Operating expenses	1,725	23,251	17,651
Income from operations	814	10,979	9,248
Net income	441	5,938	4,900

Net controlling interest income	421	5,679	4,747
Net non-controlling interest income	20	259	153

Balance Sheet Data:
Mexican Financial Reporting Standards
Total assets	US$ 7,918	Ps. 106,746	Ps. 87,611
Short-term debt	382	5,151	4,746
Long-term debt	781	10,528	10,993
Capital stock	231	3,116	3,116
Controlling interest	4,742	63,923	52,149
Total shareholders’ equity	4,901	66,070	53,776

_________________
(1)
Translation to U.S. dollar amounts, solely for the convenience of the reader, at an exchange rate of Ps. 13.4805 to US$ 1.00, the exchange rate for Mexican pesos on September 30, 2009, determined by reference to the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the U.S. Federal Reserve Board.

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our results of operations and financial condition.

Approximately 99% of our sales volume in the first nine months of 2009 was derived from sales of Coca-Cola trademark beverages.  In each of our territories, we produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements.  Through its rights under our bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business.

Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate.  In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007.  These increases have now been fully implemented in Brazil and in Mexico.  However, we may experience further increases in the future in these or other territories. We prepare an annual general business plan that is submitted to our board of directors for approval.  The Coca-Cola Company may require that we demonstrate our financial ability to meet our business plan.  The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount and may discontinue or reduce such contributions at any time.  In addition, we are prohibited from bottling any sparkling beverage product or distributing any other beverages without The Coca-Cola Company’s authorization or consent.  We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

We depend on The Coca-Cola Company to renew our bottler agreements.  Our bottler agreements for Mexico expire in June 2013 for two territories and in May 2015 for two other territories.  Our bottler agreement for Argentina expires in September 2014. We are in the process of executing bottler agreements with The Coca-Cola Company for Brazil, Colombia, Venezuela, Guatemala, Costa Rica, Nicaragua and Panama, which will expire in Brazil in May 2016, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014.  All of our bottler agreements are renewable for ten-year terms.  There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements.  In addition, these agreements generally may be terminated in the case of material breach.  Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial conditions, results of operations and prospects.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interests of holders of the notes.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business.  The Coca-Cola Company indirectly owns 31.6% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights.  The Coca-Cola Company is entitled to appoint four of our 18 directors and, has the power to veto certain actions requiring approval by our board of directors.  FEMSA indirectly owns 53.7% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights.  FEMSA is entitled to appoint 11 of our 18 directors and all of our executive officers.  The Coca-Cola Company and FEMSA together, or FEMSA acting alone in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or FEMSA acting alone in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders.  The interests of The Coca-Cola Company and FEMSA may be different from the interests of  holders of the notes, which may result in us taking actions contrary to the interests of holders of the notes.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which may create potential conflicts of interest and could result in less favorable terms to us.

We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA.  Our main transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to Oxxo, a Mexican convenience store chain owned by FEMSA, a service agreement under which a FEMSA subsidiary provides administrative services to us, and sales and distribution agreements with Cervejarias Kaiser Brasil S.A., or “Cervejarias Kaiser,” a Brazilian brewer owned by FEMSA Cerveza, a brewer with operations in Mexico and Brazil.  FEMSA has announced that it has entered into an agreement to sell FEMSA Cerveza.  In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA.  We are a party to a number of bottler agreements with The Coca-Cola Company.  We also have agreed to jointly develop still beverages and waters in our territories with The Coca-Cola Company and have entered into joint ventures and jointly acquired companies with The Coca-Cola Company.

Competition could adversely affect our financial performance.

The beverage industry in the territories in which we operate is highly competitive.  We face competition from other bottlers of sparkling beverages such as Pepsi products, and from producers of low cost beverages or “B brands.”  We also compete against beverages other than sparkling beverages such as water, fruit juice and sport drinks.  Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives.  There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure.  Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

Our principal competitor in Mexico is PepsiCo.  PepsiCo. is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages.  Our main competition in the juice category in Mexico is Jumex, the largest juice producer in the country.  In the water category, Bonafont, a water brand owned by Danone, is our main competition.  We have also experienced stronger competition in Mexico from lower priced sparkling beverages in larger, multiple serving packaging.  In Brazil and Argentina, we compete with Companhia de Bebidas das Américas, commonly referred to as Ambev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers.  Our principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which, in terms of total sales volume, is the second most popular category in the Colombian sparkling beverage industry. Postobón also sells Pepsi products in Colombia. In each of our territories we compete with Pepsi bottlers and with various other bottlers and distributors of nationally and regionally advertised sparkling beverages.

Changes in consumer preference could reduce demand for some of our products.

The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences.  Specifically, consumers are becoming increasingly more aware of and concerned about environmental and health issues.  Concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand.  In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and high fructose corn syrup, which could reduce demand for certain of our products.  A reduction in consumer demand would adversely affect our results of operations.

Water shortages or any failure to maintain existing concessions could adversely affect our business.

Water is an essential component of all of our products.  We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies.  In Mexico, we purchase water from municipal water companies and pump water from wells pursuant to concessions granted by the Mexican government.  We obtain the vast majority of the water used in our sparkling beverage production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply.  Our existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities.  In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our results of operations.

Our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) packaging materials and (3) sweeteners.  Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price in local currency, net of applicable taxes.  In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007.  These increases have now been fully implemented in Brazil and in Mexico.  However, we may experience further increases in the future.  The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates.  We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us.  Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles, aluminum cans and high fructose corn syrup, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the country in which we operate, as was the case in 2008 and the first nine months of 2009.

Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply.  The average prices that we paid for resin and plastic ingots in U.S. dollars decreased significantly in the first nine months of 2009 compared to the same period in 2008 and in 2008 as compared to 2007.  Nevertheless, prices may increase in future periods.  Sugar prices worldwide have been volatile during 2009, mainly due to a production shortfall in India, one of the largest global producers of sugar.  Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar.  Average sweetener prices paid during the first nine months of 2009 were higher as compared to the first nine months of 2008 in all of the countries in which we operate.  In Venezuela, we have experienced sugar shortages that have adversely affected our operations.  These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

We cannot assure you that our raw material prices will not further increase in the future.  Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our financial performance.

Taxes could adversely affect our business.

The countries in which we operate may adopt new tax laws or modify existing law to increase taxes applicable to our business.  In Mexico, a general tax reform become effective on January 1, 2010, pursuant to which among other reforms, a temporary increase in the corporate income tax rate from 28% to 30% for the tax years from 2010 through 2012 will apply. This increase will be followed by a reduction to 29% for the tax year 2013 and a further reduction in 2014, to go back to the current rate of 28%.   In addition, the value added tax (VAT) rate has increased in 2010 from 15% to 16% and from 10% to 11% in the border areas. This increase might affect demand for, and consumption of, our products and, consequently our financial performance.

Our products are also subject to certain taxes in many of the countries in which we operate. Certain countries in Central America, Brazil and Argentina also impose taxes on sparkling beverages.  See “Item 4.  Information on the Company—Regulation—Taxation of Sparkling Beverages” in our 2008 Form 20-F.  We cannot assure you that any governmental authority in any country where we operate will not impose or increase taxes on our products in the future.

The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results of operations.

Regulatory developments may adversely affect our business.

We are subject to regulation in each of the territories in which we operate.  The principal areas in which we are subject to regulation are environment, labor, taxation, health and antitrust.  Regulations can also affect our ability to set prices for our products.  The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations.  In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards.  Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008.  This regulation requires us to collect for recycling a specified annual percentage of plastic bottles made from polyethylene terephtalate, or “PET,” sold in the municipality, which percentage increases each year.  As of May 2009, we were required to collect for recycling 50% of the plastic bottles (PET) sold in São Paulo and by May 2010, we will be required to collect 75% of PET bottles for recycling.  Currently, we are not in compliance with this regulation, and we could be fined and be subject to other sanctions, such as suspension of operations in any plants and/or distributions centers in São Paulo.  In November 2009, we, together with other bottlers in São Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion in court requesting to overturn this regulation due to the impossibility of compliance.  In addition, in compliance with a requirement of the municipal authority, we filed a petition requesting a more practical timeline to comply with the requirements.  We are currently awaiting resolution of both matters.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate.  We are currently subject to price controls in Argentina.  The imposition of these restrictions in the future in other territories may have an adverse effect on our results of operations and financial position.  Although Mexican bottlers have been free to set prices for sparkling beverages without governmental intervention since January 1996, such prices had been subject to statutory price controls and to voluntary price restraints, which effectively limited our ability to increase prices in the Mexican market without governmental consent.  We cannot assure that governmental authorities in any country where we operate will not impose statutory price controls or voluntary price restraints in the future.

Our operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices.  We cannot assure you that these investigations and proceedings will not have an adverse effect on our results of operations or financial condition.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results of operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory.  For the first nine months of 2009, 38% of our total revenues were attributable to Mexico.  The Mexican economy is currently experiencing a downturn as a result of the impact of the global financial crisis on many emerging economies during the second half of 2008.  In the third quarter of 2009, Mexican gross domestic product, or GDP, fell 6.2% as compared to the same period of the previous year, and Banco de México expects a GDP contraction of approximately 7% for full year 2009.  The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico.

Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our company and a material adverse effect on our results of operations and financial condition.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso.  Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products.  Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result.  In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 37.7% of our total debt as of September 30, 2009 (after giving effect to cross-currency swaps and interest rate swaps), and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our financial position and results of operations.  Since the second half of 2008 and continuing into 2009, the value of the Mexican peso relative to the U.S. dollar fluctuated significantly.  According to the U.S. Federal Reserve Board during 2008, the exchange rate registered a low of Ps. 9.9166 to US$ 1.00 at August 5, 2008, and a high of Ps. 13.8320 to US$ 1.00 at December 31, 2008.  At December 31, 2009, the exchange rate was Ps. 13.0587 to US$ 1.00, and at February 1, 2010, the exchange rate was Ps. 13.0380 to US$ 1.00.

We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies, other than with respect to our U.S. dollar-denominated debt obligations.  A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies.  While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future.  Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods.

Political and social developments in Mexico could adversely affect our operations.

Mexican political and social developments may significantly affect our operations.  Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006.  The most recent election in the House of Representatives (Cámara de Diputados) occurred in July 2009, and although the Partido Revolucionario Institucional won a plurality of the seats, no single party currently has a majority in either chamber of the Mexican Congress.  The absence of a clear majority by a single party in the Mexican Congress may result in government gridlock and political uncertainty.  We cannot provide any assurances that political or social developments in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economic situation and on our business, financial condition or results of operations.

Economic and political conditions in the other Latin American countries in which we operate may increasingly adversely affect our business.

In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina.  Product sales and income from operations from our combined non-Mexican operations increased as a percentage of our consolidated product sales and income from operations from 42.8% and 29.5%, respectively, in 2005 to 59.1% and 50.9%, respectively, in 2008, and represented 62.6% and 55.1%, respectively, in the first nine months of 2009.  We expect this trend to continue in future periods.  As a consequence, our future results will be increasingly affected by the economic and political conditions in the countries, other than Mexico, where we conduct operations.

Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate.  These conditions vary by country and may not be correlated to conditions in our Mexican operations.    For 2009, primarily as a result of global economic conditions and commodity prices, the International Monetary Fund, or IMF, predicts GDP contraction in Mexico, Colombia, Nicaragua, Costa Rica, Venezuela, Brazil and Argentina.  The IMF has also predicted slow growth in Guatemala and Panama.  In addition, Brazil and Colombia have a history of economic volatility and political instability.  In Venezuela we face exchange rate risk as well as work stoppages and potential scarcity of raw materials.  Deterioration in economic and political conditions in any of these countries would have an adverse effect on our financial position and results of operations.  Depreciation of the local currencies of the countries in which we operate against the U.S. dollar may increase our operating costs.

We have also operated under exchange controls in Venezuela since 2003 that affect our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency.  On January 8, 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a dual exchange rate system.  We expect this devaluation will have an adverse impact on our financial results, by increasing our operating costs and by reducing the Mexican peso amounts from our Venezuelan operations reported in our financial statements.

Future currency devaluation or the imposition of exchange controls in any of these countries would have an adverse effect on our financial position and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

The following discussion should be read in conjunction with our unaudited condensed consolidated interim financial information and our audited consolidated financial statements, “Item 3. Key Information—Selected Consolidated Financial Data” and “Item 5. Operating and Financial Review and Prospects” in our 2008 Form 20-F.  Our financial statements are prepared in accordance with Mexican Financial Reporting Standards, which differ in certain respects from U.S. GAAP.  See Notes 26 and 27 to our consolidated financial statements in our 2008 Form 20-F.

Results of Operations

The following table sets forth our unaudited condensed consolidated interim income statement for the nine-month periods ended September 30, 2009 and 2008.

	Nine Months Ended September 30,
	2009(1)	2009	2008
Revenues:	(millions of U.S. dollars)	(millions of Mexican pesos)
Net sales	US$ 5,413	Ps. 72,964	Ps. 55,940
Other operating revenues	29	394	308
Total revenues	5,442	73,358	56,248
Cost of goods sold	2,903	39,128	29,349
Gross profit	2,539	34,230	26,899
Operating expenses	1,725	23,251	17,651
Income from operations	814	10,979	9,248
Other expenses, net	85	1,158	1,267
Comprehensive financing result:
Interest expense	111	1,496	1,566
Interest income	14	192	357
Foreign exchange loss (gain), net	28	374	(26)
Gain on monetary position in inflationary subsidiaries	(28)	(374)	(517)
Market value (gain) loss on ineffective portion of derivative instruments	(2)	(27)	122
	95	1,277	788
Income before income taxes	634	8,544	7,193
Income taxes	193	2,606	2,293
Consolidated net income	US$ 441	Ps. 5,938	Ps. 4,900
Net controlling interest income	US$ 421	Ps. 5,679	Ps. 4,747
Net non-controlling interest income	20	259	153
Consolidated net income	US$ 441	Ps. 5,938	Ps. 4,900

Net controlling interest income per share (U.S. dollars and Mexican pesos per share)	US$ 0.23	Ps. 3.08	Ps. 2.57

_________________
(1)
Translation to U.S. dollar amounts, solely for the convenience of the reader, at an exchange rate of Ps. 13.4805 to US$ 1.00, the exchange rate for Mexican pesos on September 30, 2009, determined by reference to the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the U.S. Federal Reserve Board.

Operations by Segment

The following table sets forth certain financial information for each of our segments for the nine months ended September 30, 2009 and 2008.  See Note 4 to our consolidated financial statements included in our 2008 Form 20-F for a discussion of our significant accounting policies.

	Nine Months Ended September 30,
	2009	2008
Total revenues	(millions of Mexican pesos)
Mexico	Ps. 27,471	Ps. 25,350
Latincentro(1)	11,480	8,713
Venezuela	15,776	8,265
Mercosur(2)	18,631	13,920

Gross profit
Mexico	Ps. 13,672	Ps. 13,029
Latincentro(1)	5,501	4,188
Venezuela	7,053	3,535
Mercosur(2)	8,004	6,147

Income from operations
Mexico	Ps. 4,932	Ps. 4,874
Latincentro(1)	2,012	1,547
Venezuela	1,419	800
Mercosur(2)	2,616	2,027

_________________
(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2)	Includes Brazil and Argentina.

Results of Operations for the Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Consolidated Results of Operations

Total Revenues.  Consolidated total revenues increased 30.4% to Ps. 73,358 million in the first nine months of 2009, as compared to the same period in 2008.  This increase resulted from revenue growth in all of our divisions, of which (a) approximately 55% of the incremental revenues was due to organic growth across our operations, (b) more than 30% was due to the depreciation of the Mexican peso against our operations’ local currencies, creating a positive net foreign exchange gain derived from translating local currencies into Mexican pesos and (c) less than 15% was due to the acquisition of REMIL in Brazil and the acquisition of the Brisa bottled water business, along with its production assets, in Colombia.  REMIL was first included in our operating results beginning June 1, 2008, and was not included prior to such date.  Brisa has been included in our operating results beginning June 1, 2009.  Without the effect of currency translations and the acquisitions of REMIL and Brisa, our consolidated revenues for the first nine months of 2009 would have increased by approximately 17%.

Total sales volume increased 8.1% to 1,776.8 million unit cases in the first nine months of 2009, as compared to the same period in 2008.  Excluding sales volumes from REMIL and Brisa, total sales volume increased 4.6% to 1,718.5 million unit cases.  The still beverage category, mainly driven by sales of the Jugos del Valle line of products across our territories, contributed close to 60% of volume growth; the sparkling beverage category, driven by the Coca-Cola brand, contributed more than 25% of volume growth; and water, including bulk water, represented the balance.

Consolidated average price per unit case grew 20.2%, reaching Ps. 40.02 in the first nine months of 2009, as compared to Ps. 33.30 in the same period in 2008.  The increase in consolidated average price per unit case resulted from price increases implemented in most of our territories and higher volumes of sparkling beverages, which carry higher average prices per unit case.

Gross Profit. Gross profit increased 27.3% to Ps. 34,230 million in the first nine months of 2009, as compared to the same period in 2008, as a result of higher revenues in all of our divisions that more than offset higher costs of goods sold.  Cost of goods sold increased 33.3% as a result of (a) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs, (b) higher sweetener costs across our operations, (c) the integration of REMIL in Brazil and (d) the third and final stage in Mexico of the scheduled Coca-Cola Company concentrate price increase, despite lower resin costs.  Gross margin was 46.7% for the first nine months of 2009, a decrease of 110 basis points as compared to the same period in 2008.

The components of cost of goods sold include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses.  Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes.  Packaging materials, mainly PET and aluminum, and high fructose corn syrup, used as sweetener in some countries, are denominated in U.S. dollars.

Operating Expenses. Consolidated operating expenses as a percentage of total revenues increased to 31.7% in the first nine months of 2009 from 31.4% in the same period in 2008.  Operating expenses in absolute terms increased 31.7% mainly as a result of salary increases in excess of inflation in some of the countries in which we operate, higher operating expenses in the Mercosur division, mainly due to the consolidation of REMIL, and an increase in marketing investment in some of our operations.

Income from Operations. Consolidated operating income increased 18.7% to Ps. 10,979 million in the first nine months of 2009, as compared to the same period in 2008.  Operating income from our Mercosur division, together with operating income from Latincentro and Venezuela accounted for more than 95% of this growth.  Our operating margin was 15.0% for the first nine months of 2009, a 140 basis points decline as compared to the same period in 2008.

Other Expenses, Net. During the first nine months of 2009, we recorded Ps. 1,158 million in other expenses.  These expenses were mainly composed of employee profit sharing recorded in other expenses in accordance with Mexican Financial Reporting Standards and the loss on sale of certain fixed assets.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expense, net foreign exchange gains or losses, and net gains or losses on monetary position from our countries which qualify as inflationary economies.  Net foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments.  A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in the first nine months of 2009 recorded an expense of Ps. 1,277 million, as compared to an expense of Ps. 788 million in the same period in 2008, mainly due to a foreign exchange loss resulting from the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt and a less favorable monetary position resulting from the discontinuation of inflationary accounting in 2008 for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil, pursuant to Mexican Financial Reporting Standards.

Income Taxes. Income taxes increased to Ps. 2,606 million in the first nine months of 2009 from Ps. 2,293 million in the same period in 2008.  During the first nine months of 2009, taxes as a percentage of income before taxes were 30.5% as compared to 31.8% in the same period in 2008.  The effective tax rate in the first nine months of 2009 was lower than in the same period in 2008, mainly as a result of the additional provisions recorded last year in some of our operations.

Net Controlling Interest Income. Consolidated net controlling income (previously referred to as “majority net income” under Mexican Financial Reporting Standards) was Ps. 5,679 million in the first nine months of 2009, an increase of 19.6% compared to the same period in 2008, mainly reflecting higher operating income. Earnings per share was Ps. 3.08 (Ps. 30.76 per American Depositary Share, or “ADS”) in the first nine months of 2009, computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results of Operations by Geographic Segment

Mexico

Total Revenues. Total revenues from our Mexico division increased 8.4% to Ps. 27,471 million in the first nine months of 2009, as compared to the same period in 2008.  Incremental volumes accounted for approximately 80% of incremental revenues during this period.  Average price per unit case increased to Ps. 29.63, a 1.6% increase, as compared to the first nine months of 2008, mainly reflecting higher volumes from the Coca-Cola brand, which carries higher average prices per unit case, and higher average prices per unit case from our growing still beverage portfolio, which were partially offset by lower average prices per unit case in flavored sparkling beverages.  Excluding bulk water under the Ciel and Agua De Los Angeles brands, our average price per unit case was Ps. 34.80, a 1.8% increase, as compared to the first nine months of 2008.

Total sales volume increased 6.6% to 923.0 million unit cases in the first nine months of 2009, as compared to 866.1 million unit cases in the same period in 2008, resulting from (a) an increase of more than 115% in the still beverage category, driven by the Jugos del Valle product line, (b) incremental volumes of the Coca-Cola brand, that grew almost 5% and (c) more than 7% volume growth in our bottled water business, including bulk water.  These increases more than compensated for a decline in flavored sparkling beverages.

Operating Income. Gross profit increased 4.9% to Ps. 13,672 million in the first nine months of 2009, as compared to the same period in 2008.  Cost of goods sold increased 12.0% mainly as a result of the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs and the third and final stage of the scheduled Coca-Cola Company concentrate price increase, which were partially offset by lower resin costs.  Gross margin decreased from 51.4% in the first nine months of 2008 to 49.8% in the same period in 2009.

Operating income increased 1.2% to Ps. 4,932 million in the first nine months of 2009, compared to Ps. 4,874 million in the same period in 2008 as a result of revenue growth that compensated for higher cost of goods sold and higher selling expenses mainly due to the integration of the specialized Jugos del Valle sales force and the integration of the Agua De Los Angeles and Ciel jug water businesses in the Valley of Mexico during the first half of 2009.  Our operating margin was 18.0% in the first nine months of 2009, a decrease of 120 basis points as compared to the same period in 2008, mainly due to gross margin pressures.

Latincentro (Colombia and Central America)

Total Revenues. Total consolidated revenues for Colombia and Central America was Ps. 11,480 million in the first nine months of 2009, an increase of 31.8% as compared to the same period in 2008.  Higher average price per unit case accounted for approximately 70% of incremental revenues during this period.  Consolidated average price per unit case for Colombia and Central America was Ps. 43.66 in the first nine months of 2009, representing a 21.2% increase as compared to the same period in 2008.  A positive currency translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies, represented approximately 50% of incremental revenues, organic growth across our operations contributed more than 40% of incremental revenues and the integration of Brisa represented the balance.  Without the effect of currency translation and the acquisition of Brisa, our Colombian and Central American revenues would have increased by approximately 13%.

Total consolidated sales volume for Colombia and Central America increased 8.8% to 263.1 million unit cases in the first nine months of 2009 resulting from (a) an increase of more than 115% in the still beverage category, driven by the Jugos del Valle product line, (b) more than 55% volume growth in our bottled water business, mainly due to the integration of Brisa in Colombia and (c) incremental volumes of the Coca-Cola brand, that grew almost 2%.  These increases more than compensated for a decline in flavored sparkling beverages volumes.

Operating Income. Gross profit was Ps. 5,501 million, an increase of 31.4% in the first nine months of 2009, as compared to the same period in 2008.  Cost of goods sold increased 32.1%, mainly as a result of higher sweetener costs and the depreciation of certain local currencies as applied to our U.S. dollar-denominated packaging costs, which were partially offset by the lower cost of resin.  Gross margin decreased from 48.1% in the first nine months of 2008 to 47.9% in the first nine months of 2009, a decrease of 20 basis points.

Our operating income increased 30.1% to Ps. 2,012 million in the first nine months of 2009, compared to the same period of the previous year, as a result of higher revenues that compensated for increased marketing expenses, as a result of the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin reached 17.5% in the first nine months of 2009, resulting in a 30 basis points decline as compared to the same period in 2008.

Venezuela

Total Revenues. Total revenues in Venezuela reached Ps. 15,776 million in the first nine months of 2009, an increase of 90.9% as compared to the first nine months of 2008.  Higher average price per unit case accounted for close to 90% of incremental revenues during the period.  Average price per unit case was Ps. 96.20 in the first nine months of 2009, representing an 81.3% increase as compared to the same period in 2008.  A positive currency translation effect, due to the depreciation of the Mexican peso against our operation’s local currency, represented approximately 45% of incremental revenues.  Without the effect of currency translation, our revenues in Venezuela would have increased by approximately 53%.

Total sales volume increased 5.3% to 163.8 million unit cases in the first nine months of 2009, as compared to 155.5 million unit cases in the same period in 2008, mainly due to an increase of approximately 6% in sparkling beverages sales volume, principally of flavored sparkling beverages sales.

Operating Income. Gross profit was Ps. 7,053 million in the first nine months of 2009, an increase of 99.5% compared to the same period in 2008.  Cost of goods sold increased 84.4% mainly due to higher packaging costs and higher sweetener costs.  Gross margin increased from 42.8% in the first nine months of 2008 to 44.7% in the same period in 2009, an expansion of 190 basis points.

Operating income increased 77.4% to Ps. 1,419 million in the first nine months of 2009 compared to the same period in the previous year as a result of higher revenues, which more than compensated for higher labor costs.  Operating margin was 9.0% in the first nine months of 2009, a decline of 70 basis points as compared to the first nine months in 2008.

Mercosur

Total Revenues. Total revenues increased 33.8% to Ps. 18,631 million in the first nine months of 2009, as compared to the same period in 2008.  Excluding beer, which we distribute on behalf of Cervejerias Kaiser and is excluded for comparison purposes with other segments in which we do not distribute beer, total revenues increased 32.3% to Ps. 16,766 million compared to the first nine months of 2008.  Beer sales accounted for Ps. 1,865 million during the first nine months of 2009.  The acquisition of REMIL in Brazil contributed less than 50% of incremental revenues, organic growth contributed more than 30% of incremental revenues and a positive exchange rate translation effect, due to the depreciation of the Mexican peso against our operation’s local currencies, represented the balance.  Without the effect of currency translation and the acquisition of REMIL, revenues for the first nine months would have increased by approximately 11%.

Sales volume, excluding beer, increased 12.5% to 426.9 million unit cases in the first nine months of 2009, as compared to the same period in 2008, due principally to the acquisition of REMIL. Sales volume, excluding

REMIL and beer, increased 0.8% to 382.7 million unit cases.  The still beverage category grew almost 60%, due primarily to flavored bottled water sales in Argentina and increases in sales of the Jugos del Valle line of products in Brazil, partially offset by a decline in sparkling beverages in Argentina.

Operating Income. In the first nine months of 2009, gross profit increased 30.2% to Ps. 8,004 million, as compared to the same period of the previous year.  Cost of goods sold increased 36.7%, due to (a) the integration of REMIL in Brazil, (b) the devaluation of local currencies as applied to our U.S. dollar-denominated raw material cost and (c) higher sweetener costs, despite lower resin costs.  Gross margin decreased 120 basis points to 43.0% in the first nine months of 2009.

Operating income increased 29.1% to Ps. 2,616 million in the first nine months of 2009, as compared to Ps. 2,027 million in the same period in 2008.  Higher revenues more than offset higher labor and freight costs in Argentina.  Operating margin was 14.0% in the first nine months of 2009, a decrease of 60 basis points as compared to the same period in 2008.

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations.  A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis.  We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures.  Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit.  In recent periods, we have mainly used cash generated from operations to fund acquisitions.  We have also used a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets to fund our working capital requirements, capital expenditures and acquisitions.

Our total indebtedness was Ps. 15,679 million as of September 30, 2009, as compared to Ps. 18,574 million as of December 31, 2008.  Short-term debt and long-term debt were Ps. 5,151 million and Ps. 10,528 million, respectively, as of September 30, 2009, as compared to Ps. 6,119 million and Ps. 12,455 million, respectively, as of December 31, 2008.  Total debt decreased Ps. 2,895 million in the first nine months of 2009 mainly as a result of the maturity of the outstanding balance of the senior notes we assumed through the acquisition of Panamerican Beverages, or “Panamco,” in the amount of US$ 265 million and the maturity of KOF 03-6 Certificado Bursátil in the amount of Ps. 500 million in July, 2009. In addition, we prepaid debt denominated in Colombian pesos equivalent to US$ 117 million. All of these payments were funded with cash generated from our operations.  Net debt decreased Ps. 5,649 million in the first nine months of 2009 mainly as a result of cash generated during the first nine months of the year.  As of September 30, 2009, cash and cash equivalents were Ps. 8,946 million, as compared to Ps. 6,192 million as of December 31, 2008.  As of September 30, 2009, cash and cash equivalents were comprised of 27% U.S. dollars, 33% Mexican pesos, 22% Venezuelan bolivares fuertes, 15% Brazilian reais, 2% Argentinean pesos and 1% Colombian pesos.  These funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Sources and Uses of Cash.  The following table summarizes the sources and uses of cash for the each of the nine-months ended September 30, 2009 and 2008, from our unaudited condensed consolidated interim statement of cash flows:

Principal Sources and Uses of Cash
	Nine Months Ended September 30,
	2009	2008
	(millions of Mexican pesos)
Net cash flows from operating activities	Ps. 13,124	Ps. 7,625
Net cash flows used in investing activities(1)	(4,032)	(6,067)
Net cash flows used in financing activities(2)	(6,195)	(5,534)
Dividends declared and paid	(1,344)	(945)

___________
(1)  Includes property, plant and equipment, investment in shares and other assets.
(2)  Includes dividends declared and paid.

Debt Structure

The following chart sets forth the current debt breakdown of our company and its subsidiaries by currency and interest rate type as of September 30, 2009:

Currency	Percentage of Total Debt(1)	Average Nominal Rate(2)	Average Adjusted Rate(1)(3)
U.S. dollars	31.6%	3.7%	2.9%
Mexican pesos	55.1%	6.9%	7.4%
Venezuelan bolivares fuertes	1.1%	12.9%	12.9%
Colombian pesos	4.3%	19.4%	19.4%
Argentine pesos	7.9%	21.6%	21.6%
                ______________________
(1)	Includes the effect of derivative contracts held by us as of September 30, 2009, including cross currency and interest rate swaps.
(2)	Calculated by weighting average interest rate per currency during the nine-month period, without giving effect to cross and currency interest rate swap.
(3)	Calculated by weighting average interest rate per currency during the nine-month period after giving effect to cross currency and interest rate swaps.

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness outstanding as of September 30, 2009:

Bank Loans.  As of September 30, 2009, we had a number of loans with individual banks in Mexican pesos, U.S. dollars, and Colombian pesos with an aggregate principal amount of Ps. 8,055 million.

Mexican Peso Bonds (Certificados Bursátiles).  During 2003, we established a program for the issuance of certificados bursátiles in the Mexican capital markets, from which the following remain outstanding:

Issue Date	Maturity date	Amount	Rate

2003	April 16, 2010	Ps. 1,000 million	10.40% Fixed

During March 2007, we established a new program and subsequently issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity date	Amount	Rate

2007	March 2, 2012	Ps. 3,000 million	28-day TIIE(1) – 6 bps
2009	February 25, 2010	Ps. 2,000 million	28-day TIIE(1) + 80 bps
              ____________
(1)	TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

Capital Expenditures

The following charts sets forth our capital expenditures, including investment in property, plant and equipment, and deferred charges and other investments for the periods indicated on a consolidated basis and by segment:

Net Capital Expenditures by Segment
	Nine Months Ended September 30,
	2009	2008
	(millions of Mexican pesos)
Mexico	Ps. 1,474	Ps. 1,207
Latincentro(1)	784	656
Venezuela	789	329
Mercosur	274	448
Total	Ps. 3,321	Ps. 2,640
              ______________
(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

Our capital expenditures in the first nine months of 2009 focused on investments in returnable bottles and cases, increase in plan operating capacity, placing coolers with retailers and improving the efficiency of our distribution infrastructure.  Through these measures, we strive to improve our profit margins and overall profitability.

We anticipate our total capital expenditures for 2009 will be approximately US$ 350 million.  For 2010, we have budgeted up to US$ 490 million for capital expenditures, which are primarily intended for the following:

•	investments in manufacturing lines;

•	returnable bottles and cases;

•	market investments (primarily for the placement of coolers);

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2010, approximately 37% will be for our Mexican territories and the remaining will be for our non-Mexican territories.  We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2010.  Our capital expenditure plan for 2010 may change based on market and other conditions and our results of operations and financial resources.

Historically, The Coca-Cola Company has contributed to our capital expenditure program.  We generally utilize these contributions for the placement of coolers with customers and other initiatives that promote volume growth of Coca-Cola trademark beverages.  Such payments may result in a reduction in our selling expenses line.

Contributions by The Coca-Cola Company are made on a discretionary basis.  Although we believe that The Coca-Cola Company will continue making contributions in the future based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold or issue derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk.

The following table provides a summary of the fair value of our derivative instruments as of September 30, 2009.  The fair market value is obtained mainly from our internal system and confirmed by external sources, which are also our counterparties to the relevant contracts.

	Fair Value At September 30, 2009
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Interest Rate Swaps
Mexican pesos	(4)	(56)	4	(19)	(75)
U.S. dollars	–	(27)	(16)	–	(43)
Cross Currency Swaps	–	–	–	–	–
Mexican pesos to U.S. dollars	–	(425)	–	–	(425)
Commodity Hedge Contracts	–	–	–	–	–
Sugar	280	40	–	–	320

COCA-COLA FEMSA, S.A.B. DE C.V.

INDEX TO UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Balance Sheets
At September 30, 2009 and December 31, 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	September 30, 2009 (Unaudited)		December 31, 2008 (Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$ 664	Ps. 8,946	Ps. 6,192
Accounts receivable, net	334	4,508	5,240
Inventories, net	376	5,077	4,313
Recoverable taxes	116	1,558	942
Other current assets	61	830	1,305
Total current assets	1,551	20,919	17,992
Investments in shares	154	2,082	1,797
Property, plant and equipment, net	2,245	30,272	28,159
Intangible assets, net	3,799	51,213	47,453
Deferred taxes asset	39	519	1,246
Other assets, net	130	1,741	1,311
TOTAL ASSETS	$ 7,918	Ps. 106,746	Ps. 97,958
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Bank loans and notes payable	$ 120	Ps. 1,623	Ps. 2,003
Current portion of long-term debt	262	3,528	4,116
Interest payable	7	90	267
Suppliers	618	8,332	7,790
Accounts payable	379	5,109	3,288
Taxes payable	154	2,076	1,877
Other current liabilities	72	974	1,992
Total current liabilities	1,612	21,732	21,333
Long-Term Liabilities:
Bank loans and notes payable	781	10,528	12,455
Labor liabilities	79	1,069	936
Deferred taxes liability	168	2,265	1,680
Contingencies and other liabilities	377	5,082	3,938
Total long-term liabilities	1,405	18,944	19,009
Total liabilities	3,017	40,676	40,342
Shareholders’ Equity:
Noncontrolling interest in consolidated subsidiaries	159	2,147	1,703
Controlling interest:
Capital stock	231	3,116	3,116
Additional paid-in capital	981	13,220	13,220
Retained earnings from prior years	2,833	38,189	33,935
Net income	421	5,679	5,598
Cumulative other comprehensive income	276	3,719	44
Controlling interest	4,742	63,923	55,913
Total shareholders’ equity	4,901	66,070	57,616
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 7,918	Ps. 106,746	Ps. 97,958

The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City

Carlos Salazar Lomelin Chief Executive Officer	Hector Treviño Gutierrez Chief Financial Officer

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Unaudited Consolidated Income Statements
For the nine months ended September 30, 2009 and 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

	September 30, 2009		September 30, 2008
Net sales	$ 5,413	Ps. 72,964	Ps. 55,940
Other operating revenues	29	394	308
Total revenues	5,442	73,358	56,248
Cost of goods sold	2,903	39,128	29,349
Gross profit	2,539	34,230	26,899
Operating expenses:
Administrative	266	3,582	2,868
Selling	1,459	19,669	14,783
	1,725	23,251	17,651
Income from operations	814	10,979	9,248
Other expenses, net	85	1,158	1,267
Comprehensive financing result:
Interest expense	111	1,496	1,566
Interest income	14	192	357
Foreign exchange loss (gain), net	28	374	(26)
Gain on monetary position in inflationary subsidiaries	(28)	(374)	(517)
Market value (gain) loss on ineffective portion of derivative instruments	(2)	(27)	122
	95	1,277	788
Income before income taxes	634	8,544	7,193
Income taxes	193	2,606	2,293
Consolidated net income	$ 441	Ps. 5,938	Ps. 4,900
Net controlling interest income	421	5,679	4,747
Net noncontrolling interest income	20	259	153
Consolidated net income	$ 441	Ps. 5,938	Ps. 4,900
Net controlling interest income (U.S. dollars and Mexican pesos):
Data per share	$ 0.23	Ps. 3.08	Ps. 2.57

The accompanying notes are an integral part of these consolidated income statements.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
For the nine months ended September 30, 2009 and 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	September 30, 2009	September 30, 2008
Operating Activities:
Income before income taxes	$634	Ps. 8,544	Ps.7,193
Non-cash operating expenses	41	547	48
Other adjustments regarding operating activities	(119)	(142)	76
Adjustments regarding investing activities:
Depreciation	193	2,603	1,837
Amortization	15	204	292
Loss on sale of long-lived assets	12	164	52
Write-off of long-lived assets	9	122	30
Interest income	(14)	(192)	(848)
Adjustments regarding financing activities:
Interest expenses	111	1,496	1,560
Foreign exchange loss (gain), net	28	374	(26)
Gain on monetary position in inflationary subsidiaries	(28)	(374)	(517)
Market value (gain) loss on ineffective portion of derivative instruments	(14)	(189)	110
	976	13,157	9,655
Decrease in accounts receivable	91	1,223	557
Decrease (increase) in inventories	-	2	(929)
Increase in other assets	(1)	(11)	(513)
Increase in suppliers and other payable accounts	137	1,849	2,417
Decrease in other liabilities	(43)	(585)	(104)
Decrease in labor liabilities	(10)	(128)	(55)
Income taxes paid	(177)	(2,383)	(3,403)
Net cash flows from operating activities	973	13,124	7,625
Investing Activities:
Acquisition of Minas Gerais Ltda. “REMIL”, net of cash acquired	-	-	(3,633)
Acquisition of Agua de los Angeles	-	-	(206)
Acquisition of Brisa	(50)	(694)	-
Acquisition of noncontrolling interests	-	-	(223)
Interest received	14	192	358
Acquisition of long-lived assets	(215)	(2,890)	(2,182)
Proceeds from the sale of long-lived assets	15	205	273
Other assets	(3)	(46)	(14)
Acquisition of intangible assets	(59)	(799)	(440)
Net cash flows from investing activities	(298)	(4,032)	(6,067)
Net cash flows available for financing activities	675	9,092	1,558
Financing Activities:
Bank loans obtained	253	3,413	1,727
Bank loans repaid	(470)	(6,333)	(4,834)
Interest paid	(119)	(1,599)	(1,018)
Dividends paid	(100)	(1,344)	(945)
Other liabilities payments	(24)	(332)	(464)
Net cash flows from financing activities	(460)	(6,195)	(5,534)
Increase (decrease) in cash and cash equivalents	215	2,897	(3,976)
Translation and restatement effects	(10)	(143)	(36)
Initial cash and cash equivalents	459	6,192	7,542
Ending cash and cash equivalents	$664	Ps. 8,946	Ps.3,530

The accompanying notes are an integral part of this consolidated statement of cash flows.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
For the nine months ended September 30, 2009. Amounts expressed in millions of Mexican pesos (Ps.).
	Capital Stock	Additional Paid-in Capital	Retained Earnings from Prior Years	Net Income	Cumulative Other Comprehensive Income (Loss)	Controlling Interest	Non-controlling Interest in Consolidated Subsidiaries	Total Shareholders’ Equity
Balance at December 31, 2008	Ps. 3,116	Ps. 13,220	Ps. 33,935	Ps. 5,598	Ps. 44	Ps. 55,913	Ps. 1,703	Ps. 57,616
Transfer of prior year net income			5,598	(5,598)				-
Dividends declared and paid			(1,344)			(1,344)		(1,344)
Comprehensive income				5,679	3,675	9,354	444	9,798
Balance at September 30, 2009	Ps. 3,116	Ps. 13,220	Ps. 38,189	Ps. 5,679	Ps. 3,719	Ps. 63,923	Ps. 2,147	Ps. 66,070
The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Activities of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”), who holds 53.7% of its capital stock and 63% of its voting shares and The Coca-Cola Company which indirectly owns 31.6% of its capital stock and 37% of the voting shares. The remaining 14.7% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

Note 2. Basis of Presentation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) for interim financial information; and therefore they do not include all of the footnotes required by Mexican FRS to complete financial statements.    All adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation on the interim financial statements in accordance with Mexican FRS and consistent with audited financial statements as of December 31, 2008 have been included.   Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

Amounts recorded and disclosed as of and for the nine months ended September 30, 2009 and 2008 presented herein are unaudited. The condensed consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Mexican FRS for complete financial information.

The accounting policies applied during the preparation of the interim financial information are the same applied to the audited consolidated financial statements at December 31, 2008, except with respect to new accounting standards adopted in 2009 as discussed in Note 3 below. The accompanying condensed financial statements should be read in connection with the consolidated financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2008.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies over which it exercises control. All intercompany account balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements were prepared in accordance with Mexican FRS, individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate published by the Federal Reserve Bank of New York of Ps. 13.4805  pesos per U.S. dollar as of September 30, 2009.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

On October 27, 2009, the Company publicly reported its unaudited selected quarterly financial results (press release) for the nine months ended September 30, 2009 and 2008 in accordance with Mexican FRS after the underlying consolidated balance sheet, consolidated income statement, consolidated statement of changes in shareholders equity and consolidated statement of cash flows were approved by the Board of Directors on October 23, 2009. The accompanying condensed consolidated financial statements include those previously published unaudited selected financial results, along with requisite presentation and disclosure requirements for complete interim condensed consolidated financial statements prepared in accordance with Mexican FRS.    The accompanying condensed consolidated financial statements were approved for issuance by the Company’s Chief Financial Officer on January 15, 2010, for use in connection with contemplated financings disclosed in Note 11 below.

Note 3. New Accounting Pronouncements

On January 1, 2009, several new NIFs came into effect. Such changes and their application are described as follows:

a)	NIF B-7, “Business Combinations”:

In 2009, the Company adopted NIF B-7 “Business Acquisition”, which is an amendment to the previous Bulletin B-7 “Business Acquisitions”. NIF B-7 establishes general rules for recognizing the fair value of net assets of businesses acquired as well as the fair value of non-controlling interests, at the purchase date. This statement differs from the previous Bulletin B-7 in the following: a) to recognize all assets and liabilities acquired at their fair value, including the non-controlling interest based on the acquirer accounting policies; b) acquisition-related costs and restructuring expenses should not be part of the purchase price; and c) changes to tax amounts recorded in acquisitions must be recognized as part of the income tax provision.  This pronouncement was applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

b)	NIF B-8, “Consolidated and Combined Financial Statements”:

In 2009, the Company adopted NIF B-8 “Consolidated and Combined Financial Statements”, which was issued in 2008, and amends Bulletin B-8 “Consolidated and combined financial statements and assessment of permanent share investments”.  NIF B-8 is similar to previous Bulletin B-8, however this statement differs from the previous Bulletin B-7 in the following: a) defines control as the power to govern financial and operating policies; b) establishes that there are other facts, such as contractual agreements that have to be considered to determine if an entity exercises control or not; c) defines “Specific-Purpose Entity” (“SPE”), as those entities that are created to achieve a specific purpose and are considered within the scope of this pronouncement; d) establishes new terms such as “controlling interest” instead of “majority interest” and “non-controlling interest” instead of “minority interest”; and e) confirms that non-controlling interest must be assessed at fair value at the subsidiary acquisition date. NIF B-8 has been applied prospectively, beginning on January 1, 2009.

c)	NIF C-7, “Investments in Associates and Other Permanent Investments”:

In 2009, the Company adopted NIF C-7 “Investments in Associates and Other Permanent Investments”.  NIF C-7 establishes general rules of accounting recognition for the investments in associated and other permanent investments not joint or fully controlled or significantly influenced by an entity. This pronouncement includes guidance to determine the existence of significant influence. Previous Bulletin B-8 “Consolidated and combined financial statements and assessment of permanent share investments”, defined that permanent share investments were accounted by equity method if the entity held 10% or more of its outstanding shares. NIF C-7 establishes that permanent share investments have to be accounted by equity method if the entity holds 10% or more of a public entity, or if the entity holds 25% or more of a private company.   The Company owns certain privately held investments for which it owns less than 25% but still applies the equity method of accounting as it has determined that it exercises significant influence over those entities.   Accordingly, the adoption of NIF C-7 did not have an impact on the Company’s consolidated financial statements.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

d)	NIF C-8, “Intangible Assets”:

In 2009, the Company adopted NIF C-8 “Intangible Assets” which is similar to previous Bulletin C-8 “Intangible Assets”.  NIFC-8, establishes the rules of valuation, presentation and revelation for the initial and subsequent recognition of intangible assets that are acquired individually or through acquisition of an entity, or generated internally in the course of the entity’s operations. This NIF considers intangible assets as non-monetary items, broaden the criteria of identification to include not only if they are separable (asset could be sold, transferred or used by the entity) but also whether they come from contractual or legal rights. NIF C-8 establishes that the remaining balance of preoperative costs capitalized before the adoption of Bulletin C-8 “Intangible Assets” in 2003, should be charged to retained earnings without restating prior year financial statements.    The adoption of NIF C-8 did not have an impact on the Company’s consolidated financial statements.

e)	NIF D-8, “Share-Based Payments”:

In 2009, the Company adopted NIF D-8 “Share-Based Payments” which establishes the recognition of share-based payments. When an entity purchase goods or pay services with equity instruments, this NIF   requires the entity to recognize those goods and services at fair value and the corresponding increase in equity. If an entity cannot determine the fair value of goods and services, it should determine it using an indirect method, based on fair value of the equity instruments. This pronouncement substitutes for the supplementary use of IFRS 2 “Share-based payments”.  The adoption of NIF D-8 did not have an impact on the Company’s consolidated financial statements.

Note 4. Significant Accounting Policies.

The Company’s accounting policies are in accordance with Mexican FRS, which require that the Company’s management use estimates and assumptions in valuing certain items included in the consolidated financial statements. The Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements. However actual results are dependent on the outcomes of future events and uncertainties, which could materially affect the Company’s actual performance.

For a complete summary of significant accounting policies, refer to the Company’s consolidated financial statements for the year ended December 31, 2008. The following significant accounting policies are further emphasized herein:

a)	Allowance for doubtful accounts

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company’s clients, as well as the Company’s historical loss rate on receivables and the economic environment in which the Company operates.     The carrying value of accounts receivable approximates its fair value as of both September 30, 2009 and December 31, 2008.

b)	Inventories and Cost of Goods Sold:

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are valued using the average cost method. Advances to suppliers of raw materials are included in the inventory account.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, breakage of returnable bottles during the production process, equipment maintenance, inspection and plant transfer costs.

c)	Returnable Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost. There are two types of returnable bottles and cases:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, but still belong to the Company.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Breakage of returnable bottles and cases within plants and distribution centers is recorded as an expense as incurred.  The Company estimates that the expense for breakage of returnable bottles and cases in plants and distribution centers is similar to the depreciation of these assets, which is calculated over an estimated useful life of approximately four years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles.

Returnable bottles and cases that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership.  These bottles and cases are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

d)	Investments in Shares:

Investments in shares of associated companies over which the Company exercises significant influence are initially recorded at their acquisition cost and are subsequently accounted for using the equity method. Investments in affiliated companies over which the Company does not have significant influence are recorded at acquisition cost and restated using the consumer price index if that entity operates in an inflationary environment. The other investments in affiliated are valued at acquisition cost.

e)	Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. The comprehensive financing result incurred to fund long-term assets investment is capitalized as part of the total acquisition cost.

Major renovations and betterment costs are capitalized as part of total acquisition cost.   Routine maintenance and minor repair costs are expensed as incurred.

Investments in progress consist of long lived assets not yet placed into service.

Depreciation is computed using the straight-line method over acquisition cost, reduced by their residual values. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings and construction	40–50
Machinery and equipment	10–20
Distribution equipment	7–15
Refrigeration equipment	5–7
Other equipment	3–10

f)	Distribution Rights:

The Company’s intangible assets with indefinite lives mainly consist of rights to produce and distribute Coca-Cola trademark products in the territories acquired.  These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with bottlers outside the United States of America for the sale of concentrate for certain Coca-Cola trademark beverages. The Company depends on The Coca-Cola Company to renew its bottler agreements.  The Company's bottler agreements for Mexico expire in June 2013 for two territories and in May 2015 for two other territories.  The Company's bottler agreement for Argentina expires in September 2014.  The Company is in the process of executing bottler agreements with The Coca-Cola Company for Brazil, Colombia, Venezuela, Guatemala, Costa Rica, Nicaragua and Panama, which will expire in Brazil in May 2016, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014.  All of the Company's bottler agreements are renewable for ten-year terms.  There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements.  In addition, these agreements generally may be terminated in the case of material breach.  Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on its business, financial conditions, results of operations and prospects.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

g)	Impairment of Long-Lived Assets:

Depreciated tangible long-lived assets, such as property, plant and equipment are reviewed for impairment whenever certain circumstances indicate that the carrying amount of those tangible assets exceed its recoverable  value.

Amortized intangible assets, such as definite lived intangible assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

For assets with indefinite useful lives, such as distribution rights, the Company tests for impairment on an annual basis (as of December 31) as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceed its recoverable  value.

These evaluations are performed by comparing the carrying value of the assets with its recoverable amount.   The recoverable amount is calculated using various recognized methodologies, primarily an evaluation of expected future cash flows.  In the case of impairment, the Company records the resulting recoverable amount.   Impairment charges regarding long-lived assets are recognized in other expenses.

During the nine months ended September 30, 2009 and 2008, the Company did not record any impairments related to its indefinite life intangible assets.

h)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles investment program.

i)	Revenue Recognition:

Sales of products are recognized as revenue upon delivery to the customer, and once the customer has taken ownership of the goods. Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate.  Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company’s products.

During 2007 and 2008, the Company sold certain of its private label brands to The Coca-Cola Company.   Because the Company has significant continuing involvement with these brands (i.e., it continues producing and selling these products),  proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales.

j)	Income Taxes:

Income taxes (including deferred income taxes) are charged to results of operations as they are incurred.  For the purposes of recognizing the effects of deferred income taxes in the consolidated financial statements, the Company utilizes both prospective and retrospective analysis’ of taxable income over the medium term when more than one tax regime exists per jurisdiction.   The Company then recognizes the tax expense amount based on the tax regime it expects to be subject to in the future.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Deferred income tax assets and liabilities are recognized for temporary differences resulting from the comparison of the book values and tax values of assets and liabilities (including any future benefits from tax loss carry-forwards).   Deferred income taxes are recorded by applying the income tax rate enacted at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.  Deferred income tax assets are reduced by a valuation allowance when it is more likely than not that they will not be recovered.

The balance of deferred taxes is comprised of both monetary and non-monetary items, based on the temporary differences that gave rise to them. Deferred income taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

In Mexico, FEMSA has authorization from the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) to prepare its Mexican income tax returns on a consolidated basis.  The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company.

On November 1, 2009, after intense legislative debate, a final tax reform bill was resubmitted to the Mexican Senate for final approval before being sent to the president. The approved bill includes various important changes to Mexican tax law including a rate increase for income tax and VAT, expanded excise taxes, as well as changes to the consolidation regime that will require the recapture of benefits after five years and the recapture of certain pre-2004 benefits in 2010.  The general corporate tax rate will be increased to 30% for 2010-2012. The tax rate reduces to 29% in 2013 and reverts back to 28% in 2014. The VAT rate increases from 15% to 16%. The bill must now be signed by the Mexican President before it becomes law. If signed, most provisions of the law become effective January 1, 2010.  As the bill was not signed by the Mexican President as of September 30, 2009, the effects of this potential new legislation have not been included in the accompanying 2009 condensed consolidated financial statements.

k)	Derivative Financial Instruments:

The Company is exposed to different risks related to cash flows, liquidity, market and credit. As a result, the Company contracts in different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, the risk of exchange rate and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income (loss), based on the item being hedge and the ineffectiveness of the hedge.

The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income within stockholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs as part of the market value (gain) loss on ineffective portion of derivative instruments.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value the embedded derivative is segregated from the host contract, stated at fair value and is classified as trading.   Changes in the fair value of the embedded derivatives at the closing of each period are recognized in the consolidated results.

l)	Earnings per Share:

Earnings per share is computed by dividing net controlling interest income by the average weighted number of shares outstanding during the period,which was 1,846,530,201 for the nine months ended September 30, 2009 and 2008.

Note 5. Acquisitions.

The Company made certain business acquisitions that were recorded using the purchase method. The results of the acquired operations have been included in the consolidated financial statements since the date of acquisition, which is the date on which the Company obtained control of the business. Therefore, the consolidated income statements and the consolidated balance sheets are not comparable with previous periods.

On February 27, 2009, the Company along with The Coca-Cola Company completed the acquisition of certain assets of the Brisa bottled water business in Colombia.  This acquisition was made so as to strengthen the Company position in the local water business in Colombia.  The Brisa bottled water business was previously owned by a subsidiary of SABMiller.   Terms of the transaction called for an initial purchase price of $92, of which $46 was paid by the Company and $46 by The Coca-Cola Company.    The Brisa brand and certain other intangible assets were acquired by The Coca-Cola Company, while production related property and equipment and inventory was acquired by the Company.   The Company also acquired the distribution right over Brisa products in its Colombian territory through its pre-existing bottling agreements with The Coca-Cola Company.    In addition to the initial purchase price, contingent purchase consideration also existed related to the net revenues of the Brisa bottled water business subsequent to the acquisition.    The total purchase price was Ps. 720.  The Company began consolidating the results of operations of Brisa from June 1, 2009.

The preliminary estimate of relative fair value of the Brisa net assets acquired by the Company is as follows:

2009

Property and equipment	Ps. 95
Distribution rights, at fair value, with an indefinite life	625
Net assets acquired	Ps. 720

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 6. Bank Loans and Notes Payable.

	At September 30, 2009
	2010	2011	2012	2013	2014	Thereafter	Carrying Value	December 2008
Short-term debt:
Argentine pesos
Bank loans	Ps. 316	Ps. 959	-	-	-	-	Ps. 1,275	Ps. 816
Interest rate(1)	21.6%	24.0%					23.5%	19.6%
Colombian pesos
Bank loans	169	-	-	-	-	-	169	797
Interest rate(1)	10.0%						10.0%	15.2%
Venezuelan bolivares
Bank loans	176	-	-	-	-	-	176	365
Interest rate(1)	18.7%						18.7%	22.2%
Brazilian reais								21
Interest rate(1)								-
U.S. dollars	-	-	-	-	-	-	-
Notes payable								4
Interest rate(1)								7.0%
Total short-term debt	Ps. 661	Ps. 959	-	-	-	-	Ps. 1,620	Ps. 2,003

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	At September 30, 2009
	2009	2010	2011	2012	2013	Thereafter	Carrying Value	December 2008
Long-term debt:
Fixed rate debt:
U.S. dollars
J.P.Morgan (Yankee Bond)	Ps. -	Ps. -	Ps. -	Ps. -	Ps. -	Ps. -	Ps. -	Ps. 3,605
Interest rate(1)								7.3%
Mexican pesos
Domestic Senior Notes (Certificados bursatiles)	-	1,000	-	-	-	-	-	-
Interest rate(1)	-	10.4%	-	-	-	-	10.4%	10.2%
Variable rate debt:
U.S. dollars
Bank loans	-	-	-	878	2,093	-	2,971	2,978
Interest rate(1)	-	-	-	0.5%	0.5%	-	0.5%	3.3%
Capital leases	3	11	4	-	-	-	18	26
Interest rate(1)	3.8%	3.8%	3.8%	-	-	-	3.8%	3.8%
Mexican pesos
Bank loans	-	-	-	66	267	4,217	4,550	4,550
Interest rate(1)	-	-	-	5.1%	5.1%	5.1%	5.1%	9.0%
Domestic senior notes (Certificados bursatiles)	-	2,000	-	3,000	-	-	5,000	3,000
Interest rate(1)	-	5.5%	-	4.9%	-	-	5.1%	8.7%
Colombian pesos
Bank loans	-	514	-		-	-	514	905
Interest rate(1)	-	10.4%	-	-	-	-	10.4%	15.4%
U.S. dollars
Notes payable	2	-	-	-	-	-	2	3
Interest rate(1)	7.0%	-	-	-	-	-	7.0%	7.0%
Brazilian reais
Notes payable	-	0.5	-	-	-	-	0.5	3
Interest rate(1)	-	-	-	-	-	-	-	-
Total long term debt	5	3,526	4	3,944	2,360	4,217	14,056	16,571
Current portion of long term debt	-	-	-	-	-	-	3,528	4,116
							Ps. 10,528	Ps. 12,455

(1)	Weighted average annual rate.

Debt Covenants

The Company has received financing from a number of institutional lenders. Such debt has different restrictions and covenants that mainly consist of maximum leverage and capitalization levels and minimum consolidated net shareholders’ equity and debt and interest coverage ratios.  At September 30, 2009, the Company was in compliance with all the restrictions and covenants contained in its financing agreements.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 7.   Derivative Financial Instruments

Interest Rate Swaps

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings. Though these swaps the Company pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated balance sheet at their estimated fair value. The estimated fair value is based on formal technical models. Changes in fair value are recorded in cumulative other comprehensive income as part of accumulated other comprehensive income (loss) until such time as the hedged amount is recorded in earnings.

At September 30, 2009, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Asset (Liability)
2010	Ps. 150	Ps. (4)
2011	-	-
2012	2,478	(85)
2013	3,405	(13)
2014	575	3
2015 to 2018	1,963	(19)

A portion of certain interest rate swaps do not meet the criteria for hedge accounting; consequently, changes in the estimated fair value of their ineffective portions were recorded as part of the comprehensive financing result under the caption “market value (gain) loss on ineffective portion of derivative instruments”.

The net effect of expired contracts treated as hedges is recognized as interest expense as part of the comprehensive financing result.

Forward Agreements to Purchase Foreign Currency:

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of accumulated other comprehensive income.  Net gain/loss on expired contracts is recognized as part of foreign exchange.

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated results of operations as part of the comprehensive financing result. The net effect of expired contracts that do not meet the criteria for hedge accounting is recognized in the income statements under the caption “market value gain/loss on ineffective portion of derivative instruments”.

As of September 30, 2009, there were no open forward agreements.

Cross Currency Swaps:

The Company has contracted a number of cross currency swaps to reduce its exposure to exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated based on formal technical models. Those contracts do not meet the criteria for hedge accounting; consequently, changes in the fair value were recorded as part of the consolidated results.

At September 30, 2009, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount	Fair Value Asset (Liability)
2010	-	-
2011	1,620	(302)
2012	473	(123)
2013	-	-
2014	-	-
2015 to 2018	-	-

Commodity Price Contracts:

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the price of certain raw material. The fair value is estimated based on the market valuations to the end of the contracts at the date of closing of the period. Changes in the fair value were recorded as part of accumulated other comprehensive income.

Net changes in the fair value of current and expired commodity price contracts that do not meet the criteria for hedge accounting were recorded as part of the cost of goods sold.

Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models. Changes in fair value of these instruments were recorded as part of the comprehensive financing result under the caption of “market value (gain) loss on ineffective portion of derivative instruments”.

Note 8.   Taxes

The Company’s effective income tax rate was 30.50% and 31.88% for the nine months ended September 30, 2009 and 2008, respectively.   Its statutory income tax rate in Mexico was 28% during both periods.   The reason for differences between the Company’s statutory tax rate and effective rate for the 2009 and 2008 interim periods are consistent with those reasons set forth in Note 23 to the Company’s 2008 consolidated financial statements.

During 2009, Brazil adopted a new law providing for certain tax amnesties.  The new tax amnesty program offers Brazilian legal entities and individuals an opportunity to pay off their tax debts under less stringent conditions than would normally apply.  The new amnesty program also includes a favorable option under which taxpayers may utilize tax loss carry-forwards (“NOLs”) when settling certain outstanding tax debts.   Taxpayers were required to enroll in the amnesty program prior to November 30, 2009.    As of September 30, 2009, the Company had not yet made a definitive formal decision as to its participation in this amnesty program, nor had it completed the requisite procedures for participation.  Accordingly, its effective income tax rate for the nine months ended September 30, 2009 does not include the benefits from this tax planning strategy.   However during the fourth calendar quarter of 2009, the Company did ultimately decide to participate in the amnesty program allowing it to settle certain previously accrued indirect tax contingencies against income tax net operating loss carry-forwards that were previously fully reserved.   Accordingly, expenses will be reduced by approximately Ps. 60 million during the fourth quarter of 2009.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 9. Contingencies.

The Company is party to a number of tax, legal and labor lawsuits that have arisen throughout the normal course of its business and which are common in its industry.    The Company’s legal counsel estimates that the chances of these cases being ruled against the Company are less than probable but more than remote.  However, the Company does not believe that the rulings, one way or the other, will have a material adverse effect on its consolidated financial position or result of operations.

In recent years, the Company’s Mexican, Costa Rican and Brazilian territories have been required to submit certain information to their relevant authorities regarding possible monopolistic practices. Such proceedings are a normal occurrence in the soft drink industry and the Company does not expect any significant liability to arise from these contingencies.

Note 10. Information by Segment.

Information by segment is presented considering the geographical areas in which the Company operates.  The Company’s operations are grouped in the following segments: (i) Mexico; (ii) Venezuela; (iii) Latincentro, which aggregates Colombia and Central America; and (iv) Mercosur, which aggregates Brazil and Argentina.

Venezuela operates in an economy with exchange control; as a result, Bulletin B-5 “Information by Segments” does not allow its integration into another geographical segment.

September 30, 2009	Total Revenue	Income from Operations	Capital Expenditures	Long-term Assets	Total Assets
Mexico	Ps. 27,471	Ps 4,932	Ps. 1,475	Ps. 44,692	Ps. 53,381
Latincentro (1)	11,480	2,012	783	18,798	20,644
Venezuela	15,776	1,419	788	8,441	12,730
Mercosur (2)	18,631	2,616	275	13,896	19,991
Consolidated	Ps. 73,358	Ps. 10,979	Ps. 3,321	Ps. 85,827	Ps. 106,746

September 30, 2008	Total Revenue	Income from Operations	Capital Expenditures	Long-term Assets	Total Assets
Mexico	Ps. 25,350	Ps. 4,874	Ps. 1,207	Ps. 44,544	Ps. 50,496
Latincentro (1)	8,713	1,547	656	13,312	14,886
Venezuela	8,265	800	329	4,799	6,909
Mercosur (2)	13,920	2,027	448	11,084	15,320
Consolidated	Ps. 56,248	Ps. 9,248	Ps. 2,640	Ps. 73,739	Ps. 87,611

(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2)	Includes Brazil and Argentina.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2009 and 2008.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 11.  Subsequent Events

On January 8, 2010, the Company’s Board of Directors approved a proposed issuance of up to US $500 million in Senior Notes due 2020.   The terms and conditions of such Senior Notes will be subject to underlying market conditions if (or when) the transaction is closed.

In January 2010, Venezuelan President Hugo Chavez announced a currency devaluation for the first time since 2005.   President Chavez has indicated Venezuela's currency, the bolivar, will now have two Government-set rates depending on the use: either 2.60 bolivares to one U.S. dollar for transactions deemed priorities by the Venezuelan Government or 4.30 bolivares to one U.S. dollar for other transactions.  The bolivar’s official exchange rate has been held steady by the Venezuelan Government at 2.15 bolivares to one U.S. dollar since 2005. The Company has not yet determined the impact of this 2010 devaluation as the Venezuelan government has yet to further clarify under which rate the Company’s industry will be regulated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2010	COCA-COLA FEMSA, S.A.B. DE C.V. By: /s/ Héctor Treviño Gutiérrez Name: Héctor Treviño Gutiérrez Title: Chief Financial Officer